June 24, 2024

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Nicholas O’Leary and Abby Adams

Re: Sharps Technology, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed June 5, 2024

File No. 001-41355

Dear Mr. O’Leary/ Ms. Adams:

As discussed on certain calls, Sharps Technology, Inc. (the “Company”) is hereby responding to the comments on the Preliminary Proxy Statement on Schedule 14A filed on June 5, 2024 that the Company received on June 21, 2024 from the staff of the Commission (the “Staff”).

We discussed that Proposal 4 did not relate to the acquisition of the assets of Inject EZ, LLC. but rather related to a separate transaction which is not in a definitive agreement at this time, so we are removing it. We then discussed why no shareholder approval is required for the acquisition of the assets from InjectEZ. You have requested additional information regarding why the InjectEZ transaction does not require shareholder approval under Nevada law or Nasdaq Rules. We state our updated response under the heading “Response” below.

Preliminary Proxy Statement on Schedule 14A filed June 5 , 2024

Response: As discussed, the Company does not believe that the acquisition of assets from InjectEZ requires shareholder approval under Nevada law or the rules of Nasdaq. Section 92A.120 of the Nevada Revised Statutes requires you to obtain shareholder approval for a plan of merger, conversion or exchange. The Company is not entering into any of the referenced plans and no shareholder approval is required under Nevada Law. Nasdaq Rule 5630(a) requires shareholder approval for the issuance of more than 20% of the Company’s common stock in connection with an acquisition of a company or assets. In this situation, the Company is buying equipment from a Nephron affiliated entity that was formed to set up a facility for the production of pre-filled COC syringes for Nephron’s internal uses. Due to reasons related to other aspects of Nephron’s business, the facility was never completed and never produced any pre-filled COC syringes for Nephron .. The Company has entered into a transaction to buy the equipment for $35.0 million which is the approximate cost of the equipment and to assume $4.0 million in vendor liability related to the equipment. The purchase price is payable in cash and no shares of common stock are being issued to the Seller. The Company expects to raise funds through an acquisition based financing facility and potentially the sale of equity in a transaction that will not require shareholder approval under Nevada law or the rules of Nasdaq. In the event that the Company enters into a financing that has the potential to result in the issuance of 20% or more of the Company’s outstanding common stock, it will contain 19.99% Nasdaq blockers requiring shareholder approval prior to any issuance that results in shares being issued in excess of 19.99% and the Company will submit such matter to the shareholders for approval as required under Nasdaq rules.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me with any questions or comments regarding this correspondence and the Company’s Preliminary Proxy Statement. As discussed, we would like to be cleared to file the Company’s Definitive Proxy Statement as soon as possible, as the timing is extremely important.

Sincerely,

/s/ Arthur Marcus, Esq.